UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     October 2007                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated October 23, 2007.

2.

News Release dated October 26, 2007.

3.

News Release dated October 29, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: November 8, 2007	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON OCTOBER 23, 2007

UNBRIDLED ENERGY CORPORATION NEGOTIATES $6 MILLION

 CREDIT FACILITY WITH HUNTINGTON NATIONAL BANK

CALGARY-PITTSBURGH · October 23, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company” or “Unbridled”) is pleased to announce it has signed a commitment letter with Huntington National Bank, a U.S. bank headquartered in Columbus, Ohio, for a revolving line of credit of up to six million dollars ($6,000,000 US) for a term of two years. Interest will be charged on the outstanding principal at a rate of LIBOR (currently 5.04%) plus 250 basis points (or 2.5%).  In addition, the Company will pay Huntington a one-time loan fee, at closing, of ½ of 1.0% of the maximum facility limit.  The effective limit on total advances will be based on Unbridled’s proven reserves, and will increase as the Company’s reserves grow. The initial advance limit is $4.2 million (US) and will be applied to the development of the Company’s existing reserve base and acquisitions currently under negotiation.

The proposed credit facility will be secured by a deed of trust covering the Company’s oil and gas properties and an assignment of all contracts, permits, licenses, rents and leases associated with those assets.

Advances under the proposed facility are subject to various conditions, including Huntington completing its due diligence, the settlement of definitive loan and security documentation, Unbridled Board of Director approval and the acceptance of the TSX Venture Exchange.

"We look forward to further developing a beneficial relationship with Huntington Bank," stated Joe Frantz, President and CEO of Unbridled Energy. “Under these acceptable terms, this facility allows Unbridled to minimize shareholder dilution, reduce cost of capital and allow management to grow the Company, measured by value per share.”

Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak, Company’s Investor Relations Consultant, at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a contemplated bank credit facility.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that Huntington National Bank will not be satisfied with its due diligence investigation of the Company, the Company and the Bank will not be able to settle on the terms of definitive loan documentation, the Company may not have, at all relevant times, sufficient reserves to support advances on the proposed credit facility, or the TSX Venture Exchange will not accept the subject credit agreement for filing, and the other risk factors associated with the Company’s business and discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON OCTOBER 26, 2007

UNBRIDLED ENERGY SIGNS LETTER OF INTENT

FOR PROPOSED JOINT VENTURE ON OHIO RIVER SHALE PLAY

CALGARY-PITTSBURGH · October 26, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company” or “Unbridled”) is pleased to announce it has signed a non binding letter of intent (the “LOI”) with another Appalachian Basin operator to partner on drilling multiple horizontal test wells in late Q4, 2007 or early Q1, 2008 on Unbridled's approximate 23,000 acre Ohio River Devonian Shale play.  Unbridled will be the operator and will jointly design the drilling, completion and testing program with its new partner.  Assuming they fulfill the terms of the LOI, this operator will drill to earn a 50% working interest in the acreage. A more detailed account of this partnership structure will be provided as negotiations consolidate.

Separately, Unbridled has agreed to terms in a LOI with another operator in this area  to purchase existing wells, additional acreage and pipeline access for gas sales, pending final due diligence.  A Purchase and Sale agreement is currently under development.  It is intended for this acquisition to be rolled into the more comprehensive LOI described above. One of the existing wells in this acquisition will be used as a re-entry candidate for one of the first horizontal test wells of the planned joint drilling program.

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mark Mastilliak the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a contemplated joint operating agreement relating to properties in the Appalachian Basin.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that the Company and its counterpart in the above-described LOI will not be able to settle the terms of a definitive agreement, the counterpart in the LOI will not be satisfied with its due diligence investigation of the Company or the subject properties, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors associated with the Company’s business and discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Unbridled Energy Corporation

Suite 400, 2424 4TH Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON OCTOBER 29, 2007

UNBRIDLED ENERGY CLOSES UNIT PRIVATE PLACEMENT

CALGARY-PITTSBURGH · October 29, 2007 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U) (the “Company”) is pleased to announce that it has closed its private placement financing announced on September 24, 2007.  The closing consisted of a total of 1,183,172 Units at a price of $0.45 per Unit for gross proceeds of CDN$532,427.40 (the “Offering”).  Each Unit is comprised of one common share and one common share purchase warrant (a “Warrant”).  Each Warrant will be exercisable for a period of 12 months from the closing date to acquire one additional common share at a price of $0.75 per share.

The TSX Venture Exchange has conditionally approved the subject closing of the private placement subject to the filing of final documents.

The common shares and any shares issuable upon the exercise of the Warrants are subject to a four month hold period expiring on February 27, 2008.

The securities issued under the Offering have not been registered under the United States Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. This press release is issued pursuant to Rule 135(c) of the Securities Act of 1933, and does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the common shares or warrants of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company plans to use the net proceeds of the Offering to fund expenses arising in connection with future property acquisitions and general corporate purposes

About Unbridled Energy

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact the Company’s Investor Relations Consultant at 1-800-940-6781.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds.  Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the risk factors associated with the Company’s business and discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.